Exhibit 99.1

EXECUTION VERSION

TransAlta Corporation

US$400,000,000

1.900% Senior Notes Due 2017

Underwriting Agreement

May 29, 2014

HSBC SECURITIES (USA) INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

As Representatives of the several Underwriters
named in Schedule I attached hereto
c/o HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, New York 10018

Ladies and Gentlemen:

TransAlta Corporation, a corporation organized under the laws of Canada (the “Company”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, US$400,000,000 principal amount of its 1.900% senior notes due 2017 (the “Securities”), to be issued under an indenture (the “Indenture”) dated as of June 25, 2002, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term “Representatives” as used herein shall mean you, as Underwriters, and the terms “Representatives” and “Underwriters” shall mean either the singular or plural as the context requires. Certain terms used herein are defined in Section 18 hereof.

The Company has prepared and filed a preliminary short form base shelf prospectus, dated December 7, 2012 (the “Canadian Basic Prospectus”), in respect of the Securities with the Alberta Securities Commission (the “Reviewing Authority”), and has been issued a preliminary receipt by the Reviewing Authority for such preliminary short form base shelf prospectus and a final receipt by the Reviewing Authority for such final short form base shelf prospectus in accordance with the rules and procedures established under the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta and the federal laws of Canada applicable therein (the “Alberta Securities Laws”), including National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”). The Reviewing Authority is the principal regulator regulating the offering of the Securities. The term “Canadian Final Prospectus” means the prospectus supplement relating to the offering of the Securities first filed with the Reviewing Authority after the Applicable Time, together with the Canadian Basic Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-185157) providing for the registration of common shares, first preferred shares, warrants, subscription receipts and debt securities, including the Securities, under the United States Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”). Such registration statement and any post-effective amendment thereto, in each case including the Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, has become effective pursuant to Rule 467 under the 1933 Act. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective but excluding the Form T-1 of the Trustee, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.” The Canadian Basic Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) included in the Registration Statement shall be referred to herein as the “U.S. Basic Prospectus.” The U.S. Basic Prospectus, as filed together with the prospectus supplement relating to the offering of the Securities first filed with the Commission pursuant to General Instruction II.L. of Form F-10, including all documents incorporated therein by reference, after the Applicable Time, is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). The Company has also caused the Trustee to prepare and file with the Commission a Statement of Eligibility under the Trust Indenture Act of 1939, as amended (the “1939 Act”) on Form T-1 (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which is incorporated by reference therein as of the date of such Registration Statement, U.S. Basic Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be. Any reference herein to the Registration Statement, U.S. Basic Prospectus, any U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), on or before the issue date of such U.S. Basic Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the

Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Alberta Securities Laws on or before the date of such Canadian Basic Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the 1934 Act or Alberta Securities Laws, as applicable, after the issue date of the U.S. Basic Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Basic Prospectus, any Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1.             Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)           The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to use the Shelf Procedures. A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Reviewing Authority, and any request on the part of the Reviewing Authority for additional information in relation to the Canadian Basic Prospectus has been complied with. The Registration Statement, in the form delivered to the Representatives, has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information in relation to the Registration Statement has been complied with.

(b)           (i) At its date and on the Closing Date (as defined herein), each of the Canadian Basic Prospectus and the Canadian Final Prospectus complied or will comply with Alberta Securities Laws (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Basic Prospectus conformed to the Canadian Basic Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the 1933 Act and the 1933 Act Regulations and the applicable requirements of the 1939 Act and rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”); (iv) the Registration Statement, on the Effective Date and as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, the Canadian Final Prospectus and any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Securities, as interpreted under

Alberta Securities Laws; (vii) (A) the Disclosure Package (as defined herein) and (B) each electronic road show, when taken together with the Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (viii) each Issuer Free Writing Prospectus (as defined herein) does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; and if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; provided, however, that the representations and warranties contained in clauses (iv), (v), (vi), (vii) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters through the Representatives expressly for use in the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, or the Disclosure Package or to the Form T-1 of the Trustee.

(c)           The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the Commission or the Reviewing Authority complied and will comply in all material respects with the requirements of Alberta Securities Laws and the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), as applicable.

(d)           The Canadian Basic Prospectus, any Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Reviewing Authority in electronic format on the System for Electronic Document Analysis and Retrieval (“SEDAR”), except to the extent permitted by Alberta Securities Laws. The Registration Statement, any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e)           The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Canada with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (“Material Adverse Effect”).

(f)            TransAlta Generation Partnership, TransAlta Cogeneration, L.P., TransAlta Renewables Inc., TransAlta Energy Marketing Corp. and Keephills 3 Limited Partnership (collectively, the “Specified Subsidiaries”) are the only subsidiaries of the Company that are “Material Subsidiaries” of the Company, as such term is defined in the Indenture.  Each Specified Subsidiary has been duly incorporated or organized and is validly existing as a corporation, limited liability company or partnership in good standing under the laws of the jurisdiction in which it is incorporated or organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and is duly qualified or registered to do business as an extra-jurisdictional entity or a foreign entity and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(g)           The Company has an authorized capitalization as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Specified Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and nonassessable, as applicable, and, except for (i) as otherwise set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package; and (ii) security interests, claims, liens or encumbrances which would not reasonably be expected to have a Material Adverse Effect, all outstanding shares of capital stock, or other ownership interests, of the subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(h)           There is no contract, agreement or other document required to be described in the Registration Statement, Canadian Final Prospectus, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package under the headings “Certain Income Tax Considerations,” “Description of the Notes,” “Description of Share Capital,” “Description of Warrants,” “Description of Subscription Receipts” and “Description of Debt Securities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries, in all material respects, of such legal matters, agreements, documents or proceedings.

(i)            The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(j)            Since the respective dates as of which information is given in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, other than as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, (i) here has not occurred any material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its subsidiaries, taken as a whole, (ii) there has not been any material adverse change or any development involving a prospective material adverse change in the share capital or in the long-term debt of the Company or any of its subsidiaries, and (iii) neither the Company nor any of its subsidiaries has incurred any liability or obligation, direct or contingent, which liabilities or obligations in the aggregate would be reasonably expected to have a Material Adverse Effect.

(k)           The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(l)            No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained, taken or made under the 1933 Act, the Alberta Securities Laws, the Canada Business Corporations Act, and the 1939 Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(m)          Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Specified Subsidiaries pursuant to, (i) the charter, by-laws or other constitutional documents of the Company or any of its Specified Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties, except with respect to (ii) and (iii) above for such conflicts, breaches, violations or impositions which would not reasonably be expected to have a Material Adverse Effect.

(n)           The consolidated historical financial statements and schedules of the Company included in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Alberta Securities Laws and the 1933 Act and have been prepared in conformity with International Financial

Reporting Standards as issued by the International Accounting Standards Board as issued by the International Accounting Standards Board (“IFRS”), and in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

(o)           Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened except such as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)           Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter or by-laws or other constitutional documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, which violation or default would, in the case of clauses (i), (ii) and (iii) above, either individually or in the aggregate with all other violations and defaults referred to in this paragraph (if any), be reasonably expected to have a Material Adverse Effect.

(q)           Ernst & Young LLP, Chartered Accountants, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included and incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, are independent chartered accountants with respect to the Company within the meaning of the 1933 Act and 1933 Act Regulations.

(r)            Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and each of its Specified Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any such subsidiary has received written notice of non-renewal of any material policy of the Company or any subsidiary except in those situations where the Company believes it will be able to obtain similar coverage from similar insurers at market rates.

(s)            Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, except where the failure to possess any such license, certificate, permit and other authorization would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and neither the Company nor any Specified Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(t)            The Company and each of its subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the applicable requirements of National Instrument 52-109 — Certification of Disclosure (“NI 52-109”) and the 1934 Act and the 1934 Act Regulations (including Rules 13a-15 and 15d-15 under the 1934 Act) and a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect; management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2013, and has concluded that such internal control over financial reporting was effective as of such date.

(u)           The Company maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the 1934 Act and the 1934 Act Regulations (including Rules 13a-15 and 15d-15 under the 1934 Act); such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under Alberta Securities Laws and the 1934 Act is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2013 at a reasonable assurance level.

(v)           The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Laws or the 1934 Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(w)          Except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, the Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive or comply with required permits, licenses or other approvals, or liability, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation, except where the realization of any potential liability as such a “potentially responsible party” would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x)           The Securities have been duly authorized, and, when the Securities are issued, duly authenticated by the Trustee and delivered pursuant to this Agreement, upon payment for the Securities by the Representatives to the Company, will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; the Indenture has been validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the Trustee) constitutes a valid and legally binding instrument enforceable against the Company in accordance with its terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); no registration, filing or recording of the Indenture under the laws of Canada or the Province of Alberta is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Indenture conforms, and the Securities will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package with respect to such Securities. The Indenture conforms in all material respects to the requirements of, and has been duly qualified under, the 1939 Act and the 1939 Regulations.

(y)           The Company and the Specified Subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Company and the Specified Subsidiaries, in each case free and clear of all liens, encumbrances and defects, except (i) such as are described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, or (ii) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Company and its subsidiaries; and any material real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, the terms of which do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and in all such cases except where the failure to have such title or hold such leases would not be reasonably expected, singly or in the aggregate, to have a Material Adverse Effect.

(z)           Based upon applicable laws in force on the date hereof, all interest and other distributions on the Securities received by a holder thereof not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) who (i) deals at arm’s length, within the meaning of the Tax Act, with the Company; (ii) does not hold the Securities in connection with a business carried on in Canada; and (iii) does not carry on an insurance business, will not be subject to withholding or other taxes under the laws and regulations of Canada and are otherwise free and clear of any other tax, withholding or deduction in Canada without the necessity of obtaining any Governmental Authorization in Canada.

(aa)         Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters, and for the benefit of the Underwriters, in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

(bb)         The Company is in compliance in all material respects with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(cc)         Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would reasonably be expected to result in a material violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in material compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(dd)         To the knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ee)         Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the subject or target of any sanctions administered by the Office of

Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”) (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Notes, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(ff)          There are no U.S. federal or New York State court or administrative orders, writs, judgments or decrees specifically directed to the Company.

(gg)         Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of the Alberta Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, would be a significant acquisition for the purposes of the Alberta Securities Laws, in each case, that would require the prescribed financial and other disclosure in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package pursuant to such laws.

(hh)         The Company is a reporting issuer in Alberta and is not noted in default on the list of reporting issuers maintained by the Reviewing Authority; the Company is subject to and has been subject to the requirements of Section 12 or 15(d) of the 1934 Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the 1934 Act for the last 36 calendar months; no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(ii)           The Company and its consolidated subsidiaries have filed all necessary federal, provincial, state, local and foreign income and other tax returns, other than those which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, and have paid all taxes shown thereon to be due and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except assessments against which appeals have been or will be promptly taken in good faith or as to which reserves have been provided in accordance with IFRS.

2.             Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of 99.437% of the principal amount thereof, plus accrued interest, if any, on the Securities from June 3, 2014, to the Closing Date (as defined below), the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule I hereto.

3.             Delivery and Payment. Delivery of and payment for the Securities shall be made at 9:00AM, New York City time, on June 3, 2014, or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company.

4.             Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

The Underwriters acknowledge that the Securities may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada.

5.             Agreements. The Company agrees with the several Underwriters that:

(a)           Other than as disclosed in writing to the Representatives prior to the date hereof, prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished the Representatives a copy for the Representatives’ review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object. Subject to the foregoing sentence, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in relation to the applicable Securities in a form not reasonably objected to by the Representatives and shall file (i) such Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority. The Company will prepare and file a final term sheet in the form attached hereto as Annex A and will file such term sheet in accordance with the provisions of Rule 433(d) under the 1933 Act and will promptly file all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the 1933 Act. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Alberta Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the 1933 Act in connection with the offering or sale of the

Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, (iii) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use commercially reasonable best efforts to obtain as soon as possible the withdrawal of such order.

(b)           If, at any time when a prospectus relating to the Securities is required to be delivered under the 1933 Act, any event occurs as a result of which the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Alberta Securities Laws, the 1933 Act, the 1939 Act or the 1934 Act, or the respective rules thereunder, the Company promptly will (i) notify the Representatives of such event, (ii) within a reasonable amount of time prepare and file with the Reviewing Authority and the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance, and (iii) thereafter supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to the Representatives in such quantities as the Representatives may reasonably request.

(c)           As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act.

(d)           The Company will furnish upon request to the Representatives and counsel for the Underwriters, without charge and as soon as practicable, copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the 1933 Act (including in circumstances where such requirements may be satisfied pursuant to Rule 172 under the 1933 Act), as many copies of each of the Canadian Basic Prospectus, U.S. Basic Prospectus, Canadian Final Prospectus, U.S. Final Prospectus and the Disclosure Package and any supplement thereto as the Representatives may reasonably request. The Company will pay the customary and reasonable expenses in connection with printing or other production of all documents relating to the offering.

(e)           The Company will arrange for the qualification of the Securities for sale under the laws of the states of the United States and the laws of such other jurisdictions as the Representatives, after consultation with and approval from the Company, may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities and will pay any fee of the Financial Industry Regulatory Authority, Inc., if any, in connection with its review of the offering; provided that in no event shall the Company be obligated to qualify to do business or to become subject to taxation in any jurisdiction where it is not now so qualified or so subject or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities in any jurisdiction where it is not now so subject.

(f)            The Company agrees that, other than the final term sheet prepared and filed pursuant to Section 5(a) hereof, unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of (i) the information contained in or consistent with the Free Writing Prospectuses included in Annex A hereto (including the final term sheet prepared and filed pursuant to Section 5(a) hereof), and (ii) any Bloomberg or other electronic communications providing certain ratings or proposed terms of the Securities or relating to marketing, administrative or procedural matters in connection with the offering of the Securities. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(g)           Other than as disclosed in writing to the Representatives prior to the date hereof, the Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act, any debt securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until after the Closing Date.

(h)           The Company will furnish to the Trustee of the Securities reports and other information in accordance with the requirements specified in Section 7.5 of the Indenture.

(i)            The Company will use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified under the caption “Use of Proceeds” in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package in relation to the Securities.

(j)            The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and each amendment or supplement to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the reproduction and delivery of this Agreement, the Indenture, any blue sky memorandum and all other agreements or documents reproduced and delivered in connection with the offering of the Securities; (v) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vi) any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the transportation and other expenses incurred by or on behalf of Company representatives (other than the Representatives) in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (x) any fees charged by securities rating services for rating the Securities; and (xi) all other costs and expenses of the Company and its representatives (other than the Representatives) incident to the performance by the Company of its obligations hereunder.

(k)           The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Laws or the 1934 Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale by the Underwriters of the Securities.

(l)            The Company will take all reasonable steps to ascertain promptly whether the form of Canadian Final Prospectus was received for filing by the Reviewing Authority and whether the form of U.S. Final Prospectus transmitted for filing pursuant to General Instruction

II.L. of Form F-10 and each Issuer Free Writing Prospectus was received for filing by the Commission and, in the event that any such prospectuses were not received for filing, it will promptly file any such prospectus not then received for filing.

(m)          For a period of one year from the date hereof, the Company shall furnish, upon request, to each Underwriter, copies of all reports filed with the Commission on Forms 40- F, 20-F and 6-K, as applicable, or such similar forms as may be designated by the Commission, annual information forms, management proxy circulars and such other documents as shall be furnished by the Company to its shareholders generally (collectively, the “Filings”), except for all such Filings filed by the Company with the Reviewing Authority in electronic format on SEDAR and by the Company with the Commission in electronic format on EDGAR.

6.             Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)           (i) The Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the 1933 Act, and (iii) the final term sheet contemplated by Section 5(a) hereof, and any other material required to be filed by the Company in accordance with Rule 433(d) under the 1933 Act shall have been filed with the Commission, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Reviewing Authority.

(b)           The Company shall have requested and caused Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, which opinion may be based upon normal assumptions and be subject to such conditions as shall be reasonable under the circumstances, in the form of Exhibit A hereto.

(c)           The Company shall have requested and caused Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, and McCarthy Tétrault LLP, Canadian tax counsel for the Company, to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Representatives, which opinions may be based upon normal assumptions and be subject to such conditions as shall be reasonable under the circumstances, in the collective form of Exhibit B hereto.

(d)           The Representatives shall have received from Mayer Brown LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the

Indenture, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e)           The Company shall have furnished to the Representatives a certificate of the Company, signed by two senior officers (one executive and one financial) of the Company acceptable to the Representatives, acting reasonably (on behalf of the Company and not in a personal capacity), dated the Closing Date, to the effect that:

(i)            the signers of such certificate have carefully examined the Registration Statement, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, any supplements to the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package and this Agreement, as well as each electronic road show used in connection with the offering of the Securities;

(ii)           the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied in all material respects with all the agreements and satisfied in all material respects all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(iii)          no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened by the Reviewing Authority or the Commission; and

(iv)          since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, there has been no Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(f)            The receipt obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus shall remain in effect and the Canadian Final Prospectus shall have been filed with the Reviewing Authority as promptly as practicable after the date hereof and, in any event, within the time period prescribed under the Shelf Procedures. No order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company shall have been issued by the Reviewing Authority or any stock exchange and no proceedings for that purpose shall have been issued by the Reviewing Authority or any stock exchange and any request for additional information shall have been complied with.

(g)           No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted by the Commission and any request for additional information shall have been complied with.

(h)           Ernst & Young LLP, Chartered Accountants, the independent chartered accountants of the Company, shall have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(i)            Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, there shall not have been (i) any change specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(j)            Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) under the 1934 Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(k)           Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Mayer Brown LLP, United States counsel for the Underwriters, at 1675 Broadway, New York, NY 10019, on the Closing Date.

7.             Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through HSBC Securities (USA) Inc. on demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution. (a)  The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the 1933 Act or the 1934 Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the 1933 Act, the 1934 Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Supplemental Offering Materials or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed in accordance with Rule 433(d), or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse, in accordance with the provisions of this Agreement, each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the 1933 Act or the 1934 Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party and to assume the defense thereof in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action, or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by each Underwriter shall be deemed to be equal to the total underwriting discounts and commissions received by such Underwriter, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the 1933 Act or the 1934 Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the 1933 Act or the 1934 Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.             Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.          Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Company’s securities shall have been suspended by the Commission, the Reviewing Authority, or the Toronto Stock Exchange or the New York Stock Exchange, or trading in securities generally on the Toronto Stock Exchange or the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by U.S. Federal, New York State or Canadian Federal authorities, or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S. and Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

11.          No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliates through which they may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company, and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

12.          Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

13.          Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to: HSBC Securities (USA) Inc., Attention: Transaction Management Group fax no.: 212-525-0238 and confirmed to fax no.: 212-525-6994, Attention: General Counsel and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 50 Rockefeller Plaza, NY1-050-12-02, New York, New York 10020, Facsimile (646) 855-5958, Attention: High Grade Transaction Management/Legal; or, if sent to the Company, will be mailed, delivered or telefaxed to TransAlta Corporation (403) 267-7405 and confirmed to it at 110-12th Avenue S.W., Calgary,

Alberta, TOP 2M1 Canada, attention: Todd Stack, Vice President and Treasurer, with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, Attention: Andrew J. Foley, 1285 Avenue of the Americas, New York, New York 10019 (fax no.: 212-492-0078).

14.          Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

15.          Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

16.          Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

17.          Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

18.          Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Time” shall mean 2:25 p.m. New York City time on the date that this Agreement is executed and delivered by the parties hereto.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Calgary, Canada.

“Canadian Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Canadian Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Applicable Time.

“Disclosure Package” shall mean (i) the U.S. Basic Prospectus, together with each U.S. Preliminary Prospectus that supplements the U.S. Basic Prospectus, as amended and supplemented to the Applicable Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Annex A hereto, (iii) the final term sheet prepared and filed pursuant to Section 5(a) hereof, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that any part of the Registration Statement, any post-effective amendment or amendments thereto became or becomes effective.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405 under the 1933 Act.

“Governmental Agency” shall mean any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Company or any of its subsidiaries or any of their properties.

“Governmental Authorization” shall mean any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any Governmental Agency.

“Issuer Free Writing Prospectus” shall mean issuer free writing prospectus, as defined in Rule 433 under the 1933 Act.

“New York Court” shall mean any Federal or New York State court in The City of New York.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“subsidiary” of any Person means, on any date, any corporation or other Person of which voting shares or other interests carrying more than 50% of the voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for such Person or one or more subsidiaries thereof.

“Supplemental Offering Materials” means any “written communication” (within the meaning of the 1933 Act Regulations) prepared by or on behalf of the Company, or used or referred to by the Company, that constitutes an offer to sell or a solicitation of an offer to buy the Securities other than any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, the Canadian Basic Prospectus, the U.S. Basic Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed in accordance with Rule 433(d), or in any amendment thereof or supplement thereto, including, without limitation, any road show relating to the Securities that constitutes such a written communication.

“U.S. Preliminary Prospectus” shall mean any preliminary prospectus supplement to the U.S. Basic Prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to the Applicable Time.

19.          Submission to Jurisdiction; Agent for Service; Waiver of Immunities. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding, and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed CT Corporation System, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter. The Company submits to the non-exclusive jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be in full force and effect so long as any of the Securities shall be outstanding. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process, in any manner permitted by applicable law, upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section 19 shall survive any termination of this Agreement, in whole or in part.

20.          Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate -hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

TRANSALTA CORPORATION

By:	/s/ Maryse St.-Laurent
Name: Maryse St.-Laurent
Title: Vice-President Legal and Corporate Secretary

By:	/s/ Todd Stack
Name: Todd Stack
Title: Vice-President and Treasurer

The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written,

HSBC SECURITIES (USA) INC.

By:	/s/ Diane Kenna
	Name:	Diane Kenna
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Happy Hazelton
	Name:	Happy Hazelton
	Title:	Managing Director

For themselves and the other several Underwriters
named in Schedule I to the foregoing Agreement.

SCHEDULE I

Underwriters	Principal Amount of Securities to be Purchased

HSBC Securities (USA) Inc.	US$	110, 000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	110, 000,000
Citigroup Global Markets Inc.	US$	60,000,000
Mitsubishi UFJ Securities (USA), Inc.	US$	60,000,000
RBS Securities Inc.	US$	60,000,000

Total	US$	400,000,000

EXHIBIT A

Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

1.                                      The Securities (to the extent execution and delivery are governed by the laws of the state of New York) have been duly authorized and executed by the Company.  The Securities, when duly issued and delivered by the Company against payment as provided in the Underwriting Agreement, will constitute the legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except that the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Securities, when issued and delivered, will conform in all material respects to the description contained in the Disclosure Package and the U.S. Final Prospectus under the caption “Description of the Notes.”

2.                                      The Indenture (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company. The Indenture constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and the Indenture conforms in all material respects to its description contained in the Disclosure Package and the U.S. Final Prospectus under the caption “Description of the Notes.”  The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended.

3.                                      The Underwriting Agreement (to the extent execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

4.                                      The statements in the Disclosure Package and the U.S. Final Prospectus under the heading “Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

5.                                      The Registration Statement, the Form F-X, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, and the Form T-1, as to which such counsel expresses no opinion.  Such counsel has assumed, for purposes of such paragraph, the compliance of the Canadian Basic Prospectus and the Canadian Final Prospectus with the requirements of Alberta securities laws, as interpreted and applied by the Alberta Securities Commission.

The issuance and sale of the Securities by the Company, the execution and delivery by the Company of the Underwriting Agreement and the Indenture and the performance by the Company of its obligations thereunder will not (i) result in a violation of the Company’s articles of incorporation, as amended, and by-laws, as amended, or (ii) violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.  For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 6 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Indenture, the Securities, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.  With respect to clause (ii) above, where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

6.                                      No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Securities by the Company, the execution and delivery by the Company of the Underwriting Agreement and the Indenture and the performance by the Company of its obligations thereunder.  For purposes of the letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

7.                                      The Company is not and, after giving effect to the offering and sale of the Securities, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

8.                                      TransAlta USA Inc. (“TransAlta USA”)  is validly existing and in good standing under the laws of the State of Delaware.  TransAlta USA has all necessary corporate power to own and hold its properties and conduct its business as described in the Registration Statement.

9.                                      Under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 19 of the Underwriting Agreement and pursuant to Section 1.13 of the Indenture, validly and irrevocably submitted to the non-exclusive jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to Underwriting Agreement or the Indenture, as the case may be, and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purpose described in the Underwriting Agreement for so long as any Securities are outstanding, has validly and irrevocably appointed CT Corporation System as an authorized agent for the purpose described in the Indenture; and service of process effected on such agent in the manner set forth therein will be effective to confer valid personal jurisdiction over the Company.

Such counsel shall also state, in the narrative portion of its opinion, words substantially to the following effect:

The Registration Statement was declared effective by the Commission. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued. Both the U.S. Preliminary Prospectus and the U.S. Final Prospectus have been filed pursuant to General Instruction II.L of Form F-10 and have been made in the manner and within the time period required by said General Instruction II.L.

Such counsel shall also state, in a separate letter, words substantially to the following effect:

that the primary purpose of such counsel’s professional engagement was not to establish factual matters or financial, accounting information.  In addition, many determinations involved in the preparation of the Registration Statement, U.S. Preliminary Prospectus and the U.S. Final Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of such counsel’s letter.  Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that such counsel has not undertaken to independently verify, and cannot and does not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (other than as explicitly stated in paragraphs 1, 2, 4 and 5 of its opinion letter)

In the course of acting as special U.S. counsel to the Company in connection with the offering of the Securities, we have participated in conferences and telephone conversations with your representatives, including your United States counsel and the Company’s Canadian counsel, officers and other representatives of the Company and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and related matters were discussed.  Based on such counsel’s participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, such counsel hereby advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that:

(i)                                     at the Applicable Time, the Registration Statement or any amendment thereto prior to the Closing Date (except for the financial statements, financial statement schedules and other financial, accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the Form T-1, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii)                                  as of the Applicable Time, the Disclosure Package (except for the financial statements, financial statement schedules and other financial, accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(iii)                               at the time the U.S. Final Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the U.S. Final Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial, accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT B

Form of Canadian Legal Opinions

Opinions 1 through 22 are to be provided by Norton Rose Fulbright Canada LLP and opinions 23 and 24 are to be provided by McCarthy Tétrault LLP.

1.                                      The Company, Renewables and TEM have been incorporated and are existing as corporations under the CBCA, CHD has been incorporated and is existing as a corporation under the ABCA, TGP has been formed and subsists as a partnership existing under the laws of the Province of Alberta, TCLP has been properly formed and subsists as a limited partnership under the Limited Partnerships Act (Ontario) and Keephills LP has been properly formed and subsists as a limited partnership under the Partnership Act (Alberta), each with full corporate or partnership, as the case may be, power and capacity to own or lease, as the case may be, and to operate their respective properties and conduct their respective businesses as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package

2.                                      The Company is qualified as an extra-provincial corporation or otherwise appropriately registered to transact business in the Province of Alberta and TGP and TCLP are qualified as extra-provincial partnerships or otherwise appropriately registered to transact business in the Province of Alberta.

3.                                      The Company’s authorized share capitalization is as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, and the Securities and the Indenture conform in all material respects to the description thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

4.                                      The Company has 271,836,875 common shares issued and outstanding.

5.                                      Each of the Underwriting Agreement, the Indenture and the Securities have been duly authorized and, to the extent that execution and delivery are governed by the laws of the Province of Alberta, executed and delivered by the Company.

6.                                      The Company has all necessary corporate power and capacity to execute, deliver and perform its obligations under the Underwriting Agreement, the Indenture and the Securities.

7.                                      The form of definitive global security representing the Securities has been duly authorized by the Company.

8.                                      The execution and delivery of the Underwriting Agreement and the Indenture, the issue and sale of the Securities and the performance by the Company of its obligations thereunder:

(a)                                 do not and will not contravene or conflict with any provision of the articles or by-laws of the Company;

(b)                                 to the best of our knowledge, do not and will not contravene or conflict with any provision of any agreements or other instruments currently binding upon the Company that may reasonably be regarded as material to the Company;

(c)                                  do not and will not contravene or conflict with any statute, law, rule or regulation of the Province of Alberta or the federal laws of Canada applicable therein (“Applicable Law”); or

(d)                                 to the best of our knowledge and based upon an officer’s certificate from the Company, do not and will not contravene or conflict with any judgment, order or decree of any Alberta or federal Canadian court, regulatory body or governmental agency having jurisdiction over the Company or its Specified Subsidiaries or their respective properties;

except for those conflicts, breaches, violations or defaults related to the opinion set forth in sections 8(b) or (d) which would not reasonably be expected to have a Material Adverse Effect.

9.                                      The Reviewing Authority has not revoked the receipt for the Canadian Basic Prospectus and no other consent, approval, authorization, permit, license or filing with or order of any Alberta or Canadian federal court or Alberta governmental agency is required in connection with the transactions contemplated by the Underwriting Agreement, except those that have been obtained or filings that will be made on or after the date hereof in compliance with Alberta Securities Laws.

10.                               Except as described in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, to the best of our knowledge, there are no legal or governmental proceedings pending to which the Company, Renewables, TEM, CHD, TGP, TCLP or Keephills LP are a party or of which any property of the the Company, Renewables, TEM, CHD, TGP, TCLP or Keephills LP is the subject which are of a character required by Alberta Securities Laws to be described or referred to in the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, and Norton Rose Fulbright Canada LLP has not been retained in respect of such proceedings which have been threatened or contemplated by any Governmental Agency or threatened by others and which are so required to be described or referred to in the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package.

11.                               The information in the first section under the heading “Part II — Indemnification” in the Registration Statement is an accurate summary in all material respects of the matters referred to therein,

12.                               The documents incorporated by reference in the Canadian Final Prospectus (other than the financial statements and other financial data included or incorporated or deemed to be incorporated therein, as to which we express no opinion) when they were filed with the Reviewing Authority, appear on their face to be appropriately responsive in all material respects to the applicable form requirements of Alberta Securities Laws.

13.                               The Canadian Final Prospectus (other than the financial statements and other financial information included or incorporated by reference therein), as of its issue date, appears on its face to be appropriately responsive in all material respects with the applicable form requirements of Alberta Securities Laws, including the Shelf Procedures.

14.                               The Company is a “reporting issuer” under Alberta Securities Laws and is not on the list of defaulting issuers maintained by the Reviewing Authority.

15.                               The Company is eligible to file a base shelf prospectus (as defined in the Shelf Procedures) with the Reviewing Authority and to use the Shelf Procedures in respect of the offering and sale of the Securities.

16.                               No order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority and, to the best of our knowledge, no proceedings for that purpose have been instituted or are pending or contemplated.

17.                               The execution and the filing of the Registration Statement with the Commission and the filing of the Canadian Final Prospectus with the Reviewing Authority, have in each case been duly authorized by and on behalf of the Company, and the Canadian Basic Prospectus has been duly executed by the Company.

18.                               The submission by the Company to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America located in the City of New York, contained in the Underwriting Agreement, the Indenture and the Securities, would be recognized and given effect by the courts of the Province of Alberta as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Underwriting Agreement, the Indenture and the Securities, respectively, respecting service of process on the Company are duly complied with and provided that no opinion is provided with respect to the effectiveness of the waiver of challenge to jurisdiction provisions contained in the submission to jurisdiction clauses.

19.                               The courts in the Province of Alberta would recognize the appointment by the Company of the Authorized Agent (as defined in the Underwriting Agreement) as its agent for the service of process in the United States of America under the Underwriting Agreement, the Indenture and the Securities.

20.                               In any proceeding in a court of competent jurisdiction in the Province of Alberta and the federal courts constituted by the Parliament of Canada, the jurisdiction of which extends to disputes arising in the Province of Alberta (“Alberta Courts”) for the enforcement of the Underwriting Agreement, the Indenture or the Securities (the “Foreign Documents”), such Alberta Court would recognize and give effect to the parties’ choice of the laws of the State of New York (the “Governing Law”) to govern the Foreign Documents, provided that:

(a)                                 the parties’ choice of the laws of the State of New York was freely made by the parties to such Foreign Documents;

(b)                                 the Governing Law is specifically pleaded and proven as fact by expert evidence in the Alberta Courts;

(c)                                  the choice of law will only be effective in regard to substantive law and the Alberta Courts will apply the laws of the Province of Alberta and the laws of Canada applicable therein that, under such laws, would be characterized as procedural under the laws of the Province of Alberta and the laws of Canada applicable therein;

(d)                                 the choice of law may not be upheld where the parties have chosen the laws of a jurisdiction for the purpose of evading the provisions of the system of law to which the transaction is most closely related;

(e)                                  the Alberta Courts will not apply those Governing Laws which it characterizes as being of a taxation, revenue or penal nature;

(f)                                   enforcement of such Foreign Documents in the Alberta Courts will not result in an evasion of public policy or a statute protecting the citizens of the Province of Alberta, although we are not aware of any such public policy or statute that would prevent the recognition of and giving effect to the choice of the Governing Law with respect to such Foreign Documents; and

(g)                                  the Alberta Courts have the inherent right not to recognize the jurisdiction of chosen law and exercise their own jurisdiction; however, we are not aware of any criteria other than those expressed herein which would be applied by the Alberta Courts in recognizing the Governing Law.

21.                               An Alberta Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Company with respect to a claim arising out of the Underwriting Agreement, the Indenture or the Securities (a “Foreign Judgment”), provided that:

(a)                                 such Foreign Judgment was for a sum certain in money and was not a judgment for the enforcement of taxes, a fine or other penalty or of revenue, expropriatory or penal laws;

(b)                                 such Foreign Judgment was final, conclusive and enforceable where rendered and does not conflict with another final and conclusive judgment on the same cause of action;

(c)                                  such Foreign Judgment was not obtained by fraud;

(d)                                 the foreign court rendering such Foreign Judgment was impartial and provided procedures comparable with the due process and natural justice standards of the Alberta Courts;

(e)                                  the foreign court that rendered such Foreign Judgment had jurisdiction over the Company and the subject matter and if jurisdiction in the foreign court was based on personal service alone, the foreign court was not a seriously inconvenient forum for the trial of the action;

(f)                                   such Foreign Judgment is a subsisting judgment and has not been satisfied;

(g)                                  after the date of such Foreign Judgment in the foreign court, application to the Alberta Courts is made within the time period prescribed by Applicable Law;

(h)                                 no order has been made pursuant to the Foreign Extraterritorial Measures Act (Canada) or the Competition Act (Canada) prohibiting the recognition and enforcement of such final Foreign Judgment;

(i)                                     the claim for relief on which such Foreign Judgment was based is not repugnant to the public policy of the Province of Alberta, although we are not aware of any reason why a money judgment for amounts payable under the Foreign Documents would be repugnant to the public policy of the Province of Alberta; and

(j)                                    the Alberta Courts have the inherent right not to enforce a final judgment for the payment of money obtained in a foreign court; however, we are not aware of any criteria other than those expressed herein which would be applied by the Alberta Courts in recognizing a final judgment as conclusive and enforceable.

22.                               We are not aware of any reason to believe that any of the provisions of the Underwriting Agreement, the Indenture or the Securities, as we understand them as Alberta lawyers, are contrary to public policy as such term is understood under the laws of the Province of Alberta and the federal laws of Canada applicable therein or that would be inconsistent with public policy as such term is understood under the laws of the Province of Alberta and the federal laws of Canada applicable therein for an Alberta Court to hear an action or proceeding to enforce the Underwriting Agreement, the Indenture or the Securities.

23.                               Subject to the limitations and qualifications set out therein, the summary under the heading “Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, is an accurate summary of the principal Canadian federal income tax considerations applicable to an initial purchaser of the Securities who is described therein.

24.                               No stamp or other issuance or transfer charges or duties and no capital gains, income or other taxes are payable by or on behalf of the Underwriters imposed under the laws of Canada, any province or territory of Canada or any political subdivision or taxing authority thereof or therein in connection with (A) issuance, sale and delivery of the Securities by the Company to or for the account of the Underwriters or (B) the sale and delivery of the Securities outside Canada by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

ANNEX A

TransAlta Corporation

Form of Pricing Term Sheet

Issuer:	TransAlta Corporation

Security Type:	SEC registered senior unsecured notes

Size:	US$400,000,000

Maturity:	June 3, 2017

Coupon:	1.900% per annum, payable semi-annually

Price:	99.887% (US$399,548,000), plus accrued interest, if any, from June 3, 2014

Net Proceeds:	US$397,748,000

Yield to Maturity:	1.939%

Spread:	+ 120 basis points

Benchmark Treasury:	0.875% due May 15, 2017

Treasury Yield/Price:	0.739%/100-12¾

Trade Date:	May 29, 2014

Settlement Date:	June 3, 2014 (T+3)

Interest Payment Dates:	June 3 and December 3 of each year commencing December 3, 2014 to the persons in whose names the Notes are registered at the close of business on the preceding May 19 or November 19, respectively.

Optional Redemption:

At any time and from time to time at the Treasury Rate + 20 basis points. Tax redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption.

CUSIP No.:	89346D AG2

ISIN No.:	US89346DAG25

Joint Book-Running; Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.